Exhibit 99.5

Revised Non-Binding Proposal

August 26, 2025

The Board of Directors (the “Board”)

LakeShore Biopharma Co., Ltd

Building No. 2, 38 Yongda Road

Daxing Biomedical Industry Park

Daxing District, Beijing, 102629

People’s Republic of China

Dear members of the Board:

On August 18, 2025, Oceanpine Investment Fund II LP and Oceanpine Capital Inc. (collectively, “Oceanpine Capital”) made a preliminary non-binding proposal (the “Original Proposal”) to acquire all outstanding ordinary shares of a par value of US$0.0002 each (the “Ordinary Shares”) of LakeShore Biopharma Co., Ltd (the “Company”) not owned by them, in an all cash transaction.

We are pleased to submit this revised proposal (the “Revised Proposal”) to inform the Board that (i) Oceanpine Investment Fund II LP; (ii) Oceanpine Capital Inc.; and (iii) Crystal Peak Investment Inc. (collectively, “we”, “our” or “us”) have formed a buyer consortium (the “Consortium”) and, as the initial members of the Consortium, have agreed to work exclusively with each other to acquire all outstanding Ordinary Shares of the Company not owned by us, in an all cash transaction (the “Proposed Transaction”).

We currently own in aggregate approximately 52.1% of all the issued and outstanding Ordinary Shares of the Company, representing the same percentage of the aggregate voting power of the Company. We agree that the Board should form a special committee of independent and disinterested directors (the “Special Committee”) to consider our Revised Proposal and make a recommendation to the Board. We further agree that the Special Committee shall retain its own independent legal and financial advisors to assist in its review of our Proposed Transaction.

None of the Company’s directors who are affiliated with us will participate in the evaluation of our Revised Proposal by the Company, the Special Committee or Special Committee’s advisors.

Except as otherwise stated herein, we confirm that all of the key terms as set forth in the Original Proposal remain unchanged. We intend to fund the Proposed Transaction with equity capital from us in the form of rollover equity in the Company and cash contribution by Oceanpine Capital or its affiliates. Accordingly, our Proposed Transaction would not be subject to any uncertainty or delay with respect to any debt financing nor a financing condition.

In considering our Revised Proposal, you should be aware that we, as the initial members of the Consortium, have entered into a consortium agreement dated as of the date hereof, pursuant to which we have agreed to vote all of the Ordinary Shares of the Company beneficially owned by us in favor of the Proposed Transaction and do not intend to sell our Ordinary Shares of the Company to any third party or support any competing bid to our Revised Proposal while remaining as members of the Consortium.

Given our knowledge of the Company, we remain committed to completing the Proposed Transaction in an expedited manner by promptly engaging in discussions with the Special Committee and its advisors to negotiate and finalize the definitive documentation relating to the Proposed Transaction, so as to expedite the process of delivering value to the Company’s shareholders.

Due to our obligations under the securities laws, we intend to timely file one or more Schedule 13D or Schedule 13D amendment(s) with the Securities and Exchange Commission to disclose this Revised Proposal. However, we are sure that you will agree with us that it is in all of our interests to ensure that we otherwise proceed in a strictly confidential manner, unless otherwise required by law, until we have executed definitive documentation relating to the Proposed Transaction or terminated our discussions.

This letter constitutes only a preliminary indication of our interest and does not constitute any binding commitment with respect to the transactions proposed in this letter or any other transaction. No agreement, arrangement or understanding between us and the Company relating to any transaction will be created until such time as definitive documentation has been executed and delivered by us and the Company and all other appropriate parties.

We look forward to hearing from you and working expeditiously with you towards the completion of a successful transaction.

[signatures page follows]

Sincerely,

Oceanpine Investment Fund II LP

By:	/s/ Dave Liguang Chenn
Name:	Dave Liguang Chenn
Title:	Director

Oceanpine Capital Inc.

By:	/s/ Yang Jiayu
Name:	Yang Jiayu
Title:	Director

Crystal Peak Investment Inc.

By:	/s/ Xue Huaqin
Name:	Xue Huaqin
Title:	Director

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